                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  GEHL COMPANY
                                  ------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE, $0.10 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                    368483103
                                    ---------
                                 (CUSIP Number)


                                  JAMES H. DAHL
                      1200 RIVERPLACE BOULEVARD, SUITE 902
                           JACKSONVILLE, FLORIDA 32207
                                 (904) 393-9020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                  JULY 9, 1999
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).


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CUSIP No. 368483103
          ---------

     1) Names of Reporting Persons / S.S or I.R.S. Identification Nos. of Above Persons James H. Dahl / ###-##-####
                          ---------------------------

     2)     Check the Appropriate Row if a Member of a Group (See Instructions)

            (a)       N/A
                  -------

            (b)       N/A
                  -------

     3)     SEC Use Only


     4)     Source of Funds (See Instructions)   OO
                                                ---

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


     6)     Citizenship or Place of Organization U.S.A.
                                                 ------

Number of         7)       Sole Voting Power           -0-
Shares                                       --------------
Beneficially
Owned by Each     8)       Shared Voting Power         -0-
Reporting                                     -------------
Person With
                  9)       Sole Dispositive Power      -0-
                                                 ----------

                  10)      Shared Dispositive Power    -0-
                                                   --------

    11)     Aggregate Amount Beneficially Owned by Each Reporting Person   -0-
                                                                         -----

    12) Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    13)     Percent of Class Represented by Amount in Row (11)   -0-
                                                               -----

    14)     Type of Reporting Person (See Instructions)   IN
                                                        ----


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         This Amendment No. 4 amends as set forth herein the Statement on
Schedule 13D dated May 27, 1997, as amended by Amendment No. 1 to Schedule 13D dated August 14, 1997, as further amended by Amendment No. 2 to Schedule 13D dated May 29, 1998, as further amended by Amendment No. 3 to Schedule 13D dated March 11, 1999, of James H. Dahl with respect to the common stock, par value $0.10 per share ("Common Stock"), issued by Gehl Company (the "Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following:

         "Mr. Dahl has also acquired Shares of Common Stock through his grantor retained annuity trust (the "GRAT"). Mr. Dahl's brother is the sole trustee of the GRAT."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 paragraph (a) and (b) is hereby amended and restated in its entirety to read as follows:

         "(a) and (b) All of the Shares of Common Stock held by the Accounts and the GRAT have been sold and, as such, pursuant to Rule 13d-3, Mr. Dahl may no longer be deemed to be the beneficial owner of any shares of Common Stock to which this Statement relates."

         Item 5 paragraph (c) is hereby amended by adding the following:

         "On various dates between March 12, 1999 and July 8, 1999, 145,600 shares of Common Stock were purchased by Mr. Dahl, for the Accounts and/or the GRAT through brokers in the open market. The transactions effected since May 9, 1999, are listed in the table below:

         DATE OF                                       PURCHASE
         PURCHASE             NO. OF SHARES             PRICE
         --------             -------------             -----

         4-May-99                   500                $18.813
         4-May-99                   500                $18.813
         10-May-99                  750                $18.688
         10-May-99                  750                $18.688
         18-May-99                  400                $18.000
         18-May-99                  400                $18.000
         20-May-99                2,900                $19.250
         20-May-99                2,900                $19.250
         20-May-99                2,000                $19.500
         21-May-99                4,100                $20.850
         21-May-99                4,100                $20.850
         21-May-99                2,500                $20.500
         21-May-99                  500                $20.250
         21-May-99                4,800                $20.375
         24-May-99                3,000                $20.438
         25-May-99                4,700                $20.000
         25-Jun-99                3,400                $20.757
         29-Jun-99                5,700                $21.484
         29-Jun-99                5,700                $21.484
         1-Jul-99                 4,500                $21.270
         1-Jul-99                 4,500                $21.270
         1-Jul-99                 5,000                $21.000
         2-Jul-99                 2,000                $20.750
         2-Jul-99                 2,000                $20.750
         5-Jul-99                 5,000                $20.750




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         On April 22, 1999, 25,000 Shares of Common Stock were sold by Mr. Dahl, for the Accounts through brokers in the open market at $17.760 per shares of Common Stock sold.

         On July 9, 1999, the Company and Mr. Dahl, for the Accounts and the GRAT, entered into that certain Stock Purchase Agreement (the "Agreement"), as more fully described in Item 6 hereof, whereby, inter alia, all of the shares owned by the Accounts and the GRAT were purchased by the Company at a purchase price of $20.50 per share of Common Stock. The reporting person may no longer be deemed to beneficially own any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF ISSUER.

         Item 6 is hereby amended and restated in its entirety as follows:

         "Mr. Dahl, on behalf of the Accounts and the GRAT, entered into the Agreement with the Company, among others, whereby the Company agreed to purchase all of the shares of Common Stock held by the Accounts and the GRAT for a purchase price of $20.50 per share of Common Stock. The closing of this transaction took place on July 9, 1999, and the Company acquired an aggregate of 725,900 shares of Common Stock from the Accounts and the GRAT in exchange for an aggregate purchase price of $14,880,950.00.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety as follows:

         "The Agreement has been attached as Exhibit 1."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 13, 1999



                                  JAMES H. DAHL